September 13, 2006

Via Fax and U.S. Mail

Mr. William Ashmore
Impac Secured Assets Corp.
1401 Dove Street
Newport Beach, CA  92660

**Re:    Impac Secured Assets Corp.**
**Amendment No. 2 to Registration Statement on Form S-3**
**Filed August 22, 2006**
**File No. 333-134181**

Dear Mr. Ashmore:

We have reviewed your responses to the comments in our letter dated August 8, 2006 and have the following additional comments.  Please note that all page references below correspond to the marked version of your filing provided by counsel.

**Registration Statement on Form S-3**

General

1.  While we note your response to prior comment 1, we re-issue the prior comment. You continue to refer to "the trust" on the cover pages of your prospectuses and in the summary to prospectus supplement 1.  Please revise to refer to the "issuing entity" rather than the "trust" or the "trust fund."

2.  Please explain whether the purchase obligations described are consistent with the requirements of Rule 3a-7 under the Investment Company Act of 1940 ("1940 Act").

    Alternatively, please explain whether the issuing entity will be relying on a different exception or exemption from the 1940 Act.  If, for example, the issuing entity intends to rely on the exception in Section 3(c)(5)(C) of the 1940 Act, please confirm that the issuing entity's asset composition will comply with interpretations issued by IM regarding Section 3(c)(5)(C).  Please note that, in the staff's view, an issuer is not excepted under Section 3(c)(5)(C) unless at least 55% of its assets directly consist of "mortgages and other liens on and interests in real estate" and the remaining 45% of its assets consist primarily of real estate-type interests.  See, e.g., NAB Asset Corporation (pub. avail. June 20, 1991); Citytrust (pub. avail. Dec. 19, 1980); Salomon Brothers, Inc. (pub. avail. June 17, 1985).  Of the remaining 45% of the issuer's assets, at least 25% must be in real estate related assets, although this percentage may be reduced to the extent that more than 55% of the issuer's assets are invested in mortgages and other liens on and interests in real estate.  See Division of Investment Management, SEC, Protecting Investors:  A Half Century of Investment Company Regulation (1992) at p. 72.


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As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Daniel Morris at (202) 551-3314.  If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,


Sara D. Kalin
Branch Chief—Legal


cc:    Via Facsimile (212) 912-7751
       Mr. Richard Simonds, Esq.